Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company
New Gold Inc. (“New Gold”) Suite 3320, 181 Bay Street Toronto, Ontario M5J 2T3
ITEM 2	Date of Material Change
March 4, 2025
ITEM 3	News Release
New Gold issued news releases with respect to the material change referred to in this report on March 4, 2025. The news releases were disseminated through Cision and subsequently filed on SEDAR+ at www.sedarplus.com.
ITEM 4	Summary of Material Change

On March 4, 2025, New Gold announced that it was offering US$400 million aggregate principal amount of senior notes (the “Offering”) due 2032 (the “Notes”) and commencing an offer to purchase for cash (“Tender Offer”), subject to certain conditions, any and all of its outstanding US$400 million aggregate principal amount of 7.50% senior notes due 2027 (the “2027 Senior Notes”). Additionally, New Gold intends to redeem any outstanding 2027 Senior Notes not tendered in the Tender Offer, on or about July 15, 2025 at a price of 100% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, subject to the successful completion of the Offering (the “Redemption”).

On March 4, 2025, New Gold announced that it had priced the Offering of the Notes, which would be issued as a series of 6.875% senior notes due 2032 in an aggregate principal amount of US$400 million.

ITEM 5	Full Description of Material Change

On March 4, 2025, New Gold announced that it was offering US$400 million aggregate principal amount of Notes and commencing a Tender Offer for any and all of its outstanding 2027 Senior Notes, on the terms and subject to the conditions set forth in an offer to purchase dated March 4, 2025. The Tender Offer expired at 5:00 p.m. (New York City time) on March 13, 2025. Additionally, New Gold intends to redeem any outstanding 2027 Senior Notes not tendered in the Tender Offer, on or about July 15, 2025, at a price of 100% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption. New Gold’s obligation to complete each of the Tender Offer and the Redemption is subject to and conditional upon the completion of the Offering, as well as other customary conditions.

On March 4, 2025, New Gold announced that it had priced the Offering such that the Notes will be issued as a series of 6.875% senior notes due 2032 in an aggregate principal amount of US$400 million. The Offering is expected to close on March 18, 2025, subject to customary closing conditions.

New Gold plans to use the net proceeds from the Offering, together with cash on hand, to fund the Tender Offer and Redemption and to pay related fees and expenses.

The Notes will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. The Notes are being offered and sold only to persons reasonably believed to be “qualified institutional buyers” as defined in, and in accordance with, Rule 144A under the Securities Act and to non-U.S. persons outside the United States in accordance with Regulation S under the Securities Act. Unless they are registered or qualified by a prospectus, the Notes may be offered only in transactions that are exempt from registration under the Securities Act and applicable state securities laws and from the prospectus requirement under Canadian securities laws or the securities laws of any other jurisdiction.

This report is neither an offer to sell nor the solicitation of an offer to buy the Notes, the 2027 Senior Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes, the 2027 Senior Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.
ITEM 7	Omitted Information
None.
ITEM 8	Executive Officer
Sean Keating, Vice President, General Counsel and Corporate Secretary
(416) 324-6000
ITEM 9	Date of Report
March 14, 2025